Exhibit 99.3

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with IFRS accounting standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

Report of Management on Internal Control over Financial Reporting. Management assessed our internal control over financial reporting as of December 31, 2024, the end of our fiscal year. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control — Integrated Framework (2013)”.

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2024 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS accounting standards. We reviewed the results of management’s assessment with the Audit Committee of our Board of Directors.

This 6-K includes an attestation report of the Company’s registered public accounting firm on management’s assessment of the Company’s internal control over financial reporting.